FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exschange Act of 1934

Report on Form 6-K dated December 22, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2005

Budapest — December 22, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that, in accordance with the resolution of Magyar Telekom Plc.’s Extraordinary General Meeting held on December 21, 2006, the company will pay its shareholders a 73 HUF gross dividend per ordinary Magyar Telekom share of 100 HUF par value (ISIN number: HU0000073507) for the business year 2005. Dividend payment will start on January 12, 2007. The record date is January 5, 2007. The last day when shares bought on the Budapest Stock Exchange will be entitled to the dividend paid for the 2005 business year is January 2, 2007.

The dividend will be transferred to shareholders’ accounts - attached to securities accounts at the account-keepers, or to another bank account specified by the shareholder to its account keeper - from January 12, 2007.  The dividend can only be transferred if the account keeper sends all information in the specified form to the Central Depository and Clearing House (KELER Zrt.), acting as agent in the dividend payment of Magyar Telekom Nyrt.. Magyar Telekom is not responsible for any payment delay resulting from insufficient or incomplete information provided by account keepers or resulting from the time required for data processing.  If missing or corrected data is sent to KELER at a later date, then Magyar Telekom will transfer the dividend through KELER by the 5th working day of the following month.

The dividend for 2005 can be collected for a further 5 years, starting from the first day of the dividend payment (in line with the lapse period specified in the Civil Code); after 5 years the monetary claim for the dividend will lapse.

Shareholders who hold Magyar Telekom shares in their securities accounts on January 5, 2007 will receive a dividend. We would like to take this opportunity to remind our shareholders to contact their account keeper and check that they have all the information necessary for tax settlement no later than January 5, 2007 as dividends can only be paid if this data is provided to KELER. Please note that the modifications to the tax rules approved this week require private investors to provide the social security number (TAJ), as well.

In case of individuals, Magyar Telekom Nyrt. will, through its agent (KELER Zrt.), transfer the dividend minus the deducted personal income tax and health care contribution to the account-keeper’s bank account, or to another bank account specified by the shareholder to its account keeper. In case of domestic private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, nationality, tax ID, social security number (TAJ), sex and address of the shareholder. In case of foreign private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, nationality, passport number or tax ID issued by the Hungarian tax authority, sex, address and nationality of the shareholder. Dividends are subject to a personal income tax of 25%. In addition, dividends paid to shareholders qualified as Hungarian domiciled private individuals by the Act LXXX/1997 after January 1, 2007 are also subject to a health care contribution of 4%. The private individual shall not pay the 4% health care contribution if the social security contribution defined by Article 19, Section 1, and  Article 39,  Section 2 of the Act on Social Security (Tbj tv.), the accident contribution and the percentage health care contribution on incomes defined by Article 3, Section 3 of the Act on Health Care Contribution (Eho tv.) have already been paid up to the health care contribution paying cap of HUF 400,000 (Article 11/A., Section 1 of Act on Health Care Contribution (Eho. tv.) ) in year 2007 or the private individual makes a declaration that the total amount defined by Article 3, Section 3 of Act on Health Care Contribution (Eho tv.) will foreseeable reach the health care contribution paying cap in 2007. (Article 11/A. Section 2 of Act on Health Care Contribution (Eho tv.)). The declaration can be found on the website of Magyar Telekom Plc. and KELER Zrt. The declaration should be completed and returned to KELER (1075 Budapest, Asbóth u. 9-11.) no later than January 7, 2007.

Investor Release

Magyar Telekom will issue a certificate stating the tax and rates deducted and will send this to its shareholders no later than January 31, 2008.

In case of legal entities, Magyar Telekom Plc. will, through its agent (KELER Zrt.), based on the specified data (in the case of Hungarian domiciled legal entities: company name, headquarters, tax ID number; in the case of foreign domiciled legal entities: company name, headquarters), transfer the dividends to the bank account specified by the shareholder’s  account keeper. In case of legal entities, no tax will be deducted from the dividends.

If a shareholder intends to receive its dividend through application of a preferred tax rate in accordance with inter-state treaties on avoidance of double taxation, such legal entity is obliged to submit to the Share Register Department of KELER Zrt. (1075 Budapest, Asbóth u. 9-11.) not later than January 5, 2007 all the documents specified in Annex 4 to the several times modified Act XCII/2003 on Taxation.  We remind account-keepers that we can only accept certificates of residency issued regarding the tax year 2007 and translated by the Hungarian Office for Translation and Attestation Company (OFFI). If a certificate of beneficial ownership is also required by the treaty, this certificate should also be translated by the OFFI. The certificate of beneficial ownership can also be issued in Hungarian. If neither certificate of residency nor a notice that documents will be presented later arrives at KELER by January 5, 2007, the dividend will be transferred after deducting 25% tax.

If a foreign domiciled legal entity has the documents specified in Annex 4 to the several times modified Act XCII/2003 and there is an inter-state treaty on avoidance of double taxation based on which a preferential tax rate can be used, but the legal entity fails to submit the documents to KELER Zrt. by January 5, 2007 and therefore receives dividend after deducting 25% tax, he may apply to the South-Budapest Office of the Hungarian Tax and Financial Control Administration (‘APEH’) and claim back the difference between the preferential tax rate and 25% by reference to the certificate issued by Magyar Telekom Plc. on the amount of dividend and tax deducted.

Magyar Telekom’s toll free number +36 80 38 38 38 as well as the office of KELER Zrt. (1075 Budapest, Asbóth u. 9-11)

are available to answer questions on any aspect of the dividend payment.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 22, 2006